Exhibit (h)(ii)

PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1

FOR CLASS A1 SHARES

OF MAINSTAY MACKAY MUNICIPAL INCOME OPPORTUNITIES FUND

WHEREAS, the MainStay MacKay Municipal Income Opportunities Fund (the “Fund”) is engaged in business as a closed-end management investment company operated as an “interval fund” pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund relies on an exemptive order granted by the Securities and Exchange Commission (the “Multi-Class Order”) permitting the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges so long as the Fund complies with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and complies with Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d), as amended from time to time;

WHEREAS, the Board of Trustees of the Trust (“Board”) has determined that there is a reasonable likelihood that the adoption of this Plan of Distribution (the “Plan”) pursuant to Rule 12b-1 under the Act will benefit the Fund and its shareholders;

WHEREAS, the Fund employs NYLIFE Distributors LLC (“NYLIFE Distributors”) as distributor of the securities of which it is the issuer, including Class A1 shares of the Fund; and

WHEREAS, the Fund and NYLIFE Distributors have entered into a Distribution Agreement dated March 13, 2024 pursuant to which the Fund employs NYLIFE Distributors in such capacity during the continuous offering of Class A1 shares of the Fund.

NOW, THEREFORE, the Fund hereby adopts, and NYLIFE Distributors hereby agrees to the terms of, this Plan, in accordance with Rule 12b-1 under the Act on the following terms and conditions:

1. The Fund shall pay to NYLIFE Distributors, as the distributor of securities of which the Fund is the issuer, a fee for distribution of the Class A1 shares of the Fund, and services to shareholders of the Class A1 shares of the Fund at an annual rate of 0.50% of the Fund’s average daily net assets attributable to the Fund’s Class A1 shares. Such fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Board shall determine, subject to any applicable restriction imposed by rules of the FINRA. If this Plan is terminated with respect to the Fund, the Fund will owe no payments to NYLIFE Distributors other than any portion of the distribution fee accrued through the effective date of termination but then unpaid.

2. The amount set forth in paragraph 1 of this Plan shall be paid for NYLIFE Distributors’ services as distributor of the Class A1 shares of the Fund in connection with any activities or expenses primarily intended to result in the sale of Class A1 shares of the Fund, including, but not limited to: compensation to registered representatives or other employees of NYLIFE Distributors and its affiliates, including NYLIFE Securities Inc., and to other broker-dealers that have entered into a Soliciting Dealer Agreement with NYLIFE Distributors; compensation to and expenses of employees of NYLIFE Distributors who engage in or support distribution of the Fund’s Class A1 shares; telephone expenses; interest expenses; printing of prospectuses and reports for other than existing shareholders; preparation, printing and distribution of sales literature and advertising materials; administrative services and expenses; and profit on the foregoing. Provided, however, that such amounts be paid to NYLIFE Distributors may be paid to it as compensation for “service activities” (as defined below) rendered to shareholders of the Fund. Such fee shall be calculated daily and paid monthly or at such other intervals as the Board shall determine.

For purposes of the Plan, “service activities” shall mean activities in connection with the provision of personal, continuing services to investors in a Fund, excluding transfer agent and subtransfer agent services for beneficial owners of the Fund’s Class A1 shares, aggregating and processing purchase and redemption orders, providing beneficial owners with share account statements, processing dividend payments, providing subaccounting services for Class A1 shares held beneficially, forwarding shareholder communications to beneficial owners and receiving, tabulating and transmitting proxies executed by beneficial owners; provided, however, that if FINRA adopts a definition of “service fee” for purposes of FINRA Rule 2341 that differs from the definition of “service activities” hereunder, or if FINRA adopts a related definition intended to define the same concept, the definition of “service activities” in this Paragraph shall be automatically amended, without further action of the parties, to conform to such FINRA definition. Overhead and other expenses of NYLIFE Distributors related to its “service activities,” including telephone and other communications expenses, may be included in the amounts expended for such activities.

3. This Plan shall not take effect until it, together with any related agreements, has been approved by votes of a majority of both (a) the Board and (b) those Trustees who are not “interested persons” of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-l Trustees”), cast at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements in conformity with the requirements of the 1940 Act and the rules thereunder and any applicable SEC or SEC staff related relief, guidance or interpretation.

4. The Plan shall continue in full force and effect as to the Fund for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5. NYLIFE Distributors shall provide to the Board, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6. This Plan may be terminated as to the Fund at any time, without payment of any penalty, by vote of a majority of the Rule 12b-l Trustees, or by a vote of a “majority of the outstanding voting securities” (as defined in the Act) of the Class A1 shares of the Fund, on not more than 30 days’ written notice to any other party to the Plan.

7. This Plan may not be amended to increase materially the amount of compensation provided for herein with respect to the Fund unless such amendment is approved by at least a “majority of the outstanding voting securities” (as defined in the Act) of the Class A1 shares of the Fund, and no material amendment to the Plan shall be made unless approved in the manner provided for in paragraph 4 hereof.

8. While this Plan is in effect, the Fund shall comply at all times with the fund governance standards set forth in Rule 0-1(a)(7) under the Act that are in effect.

9. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

10. The Board and the shareholders of the Fund shall not be liable for any obligations of the Fund under this Plan, and NYLIFE Distributors or any other person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Fund in settlement of such right or claim, and not to such Trustees or shareholders.

IN WITNESS WHEREOF, the Fund and NYLIFE Distributors have executed this Plan as of the 13th day of March, 2024, to be effective March 13, 2024.

MAINSTAY MACKAY MUNICIPAL INCOME OPPORTUNITIES FUND

By:	/s/ Kirk C. Lehneis
Name:	Kirk C. Lehneis
Title:	President and
Chief Executive Officer

NYLIFE DISTRIBUTORS LLC

By:	/s/ Brian D. Wickwire
Name:	Brian D. Wickwire
Title:	Chief Operating Officer